Exhibit 8.2

February 22, 2012

Board of Directors

Parlux Fragrances, Inc.

5900 N. Andrews Avenue

Suite 500

Fort Lauderdale, FL 33309

To the Board of Directors of Parlux Fragrances, Inc:

We have acted as counsel for Parlux Fragrances, Inc., a Delaware corporation (“Parlux”), in connection with a proposed merger (the “Merger”) of PFI Merger Corp., a Delaware corporation (“PFI”), and a wholly-owned subsidiary of Perfumania Holdings, Inc., a Florida corporation (“Perfumania”) with and into Parlux, followed by the merger (the “Second Merger”) of Parlux with and into a wholly-owned Delaware limited liability company of Perfumania (“Merger Sub”) pursuant to the terms of an Agreement and Plan of Merger dated December 23, 2011 by and among Parlux, Perfumania, and PFI (the “Merger Agreement”). In the Merger, all of the issued and outstanding shares of common stock of Parlux (the “Parlux Stock”) owned by its shareholders (the “Shareholders”) will be converted into cash and voting common stock of Perfumania (“Perfumania Common Stock”), pursuant to the provisions of the Merger Agreement. (The Merger and the Second Merger are sometimes collectively referred to herein as the “Mergers.”)

In that connection, you have requested our opinion regarding the material U.S. Federal income tax consequences of the Mergers. In providing our opinion, we have examined the Merger Agreement and such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion. In addition, we have assumed that (i) the Mergers will be consummated in accordance with the provisions of the Merger Agreement, (ii) the statements concerning the Mergers set forth in the Merger Agreement are true, correct, and complete, (iii) the representations made to us by Parlux and by Perfumania in their respective letters to us, and delivered to us for purposes of this opinion, are true, correct, and complete as of the date hereof (such letters, the “Representation Letters”), and (iv) any representations made in the Representation Letters or in the Merger Agreement “to the best knowledge of” or similarly qualified are true, correct, and complete as of the date hereof without such qualification. If any of the above-described assumptions are untrue for any reason or if the Mergers are consummated in a manner that is inconsistent with the manner in which they are described in the Merger Agreement (or if the Second Merger is not consummated), our opinions as expressed below may be adversely affected and may not be relied upon.

Based upon the foregoing, we are of the opinion that, for U.S. Federal income tax purposes:

(i)	The Mergers will, in the aggregate, constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

(ii)	Perfumania and Parlux will each be a party to such reorganization within the meaning of Section 368(b) of the Code;

(iii)	Neither Parlux nor Perfumania will recognize gain or loss as a result of the Mergers;

(iv)	The gain, if any, realized by the Shareholders who receive cash in addition to Perfumania Stock in the Merger will, in each instance, be recognized but not in an amount in excess of the cash received and such gain will be treated as gain on the sale or exchange of a capital asset (provided that the Parlux Stock was held by such Shareholder as a capital asset at the effective date of the Merger);

(v)	A Shareholder’s aggregate tax basis in the Perfumania Stock received in the Merger will be equal to the Shareholder’s aggregate tax basis in the Parlux Stock surrendered in the Merger, increased by the amount of gain recognized by such Shareholder, and decreased by the amount of cash received by such Shareholder; and

(vi)	The holding period of the Perfumania Common Stock received by a Shareholder will include the period during which the Parlux Stock surrendered in exchange therefor was held (provided that such Parlux Stock was held by such Shareholder as a capital asset at the effective date of the Merger).

Our opinions are limited to the tax matters specifically covered hereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the Mergers, the transactions contemplated by the Merger Agreement, or any other transactions. The foregoing opinions are based on the facts set forth above, as well as on the Code, Treasury Regulations thereunder, and administrative and judicial interpretations of such Code and Regulations, all as they exist as of the date hereof. No assurance can be given that any of the foregoing authorities or practices will not be revoked, modified, or otherwise revised hereafter, nor that any such changes if made would not adversely affect our opinions. This opinion is not the equivalent of a private ruling issued by the Internal Revenue Service and no assurance can be given that the Internal Revenue Service will not take a contrary position to the opinions expressed herein. We disclaim any undertaking or other responsibility on our part to advise you of any changes in any of such authorities or practices occurring after the date hereof.

Respectfully submitted,

/s/ SQUIRE SANDERS (US) LLP